Exhibit 21.1

Subsidiaries of the registrant

Direct and Indirect Subsidiaries	Jurisdiction of Organization	Ownership
Sohu ITC Information Technology (Beijing) Co., Ltd.	People’s Republic of China	100%
Sohu.com (Hong Kong) Ltd.	Hong Kong	100%
ChinaRen Inc.	United States of America	100%
Sohu.com Limited	Cayman Islands	100%
Beijing Sohu New Era Information Technology Co., Ltd.	People’s Republic of China	100%
Beijing Sohu Interactive Software Co., Ltd.	People’s Republic of China	100%
Kylie Enterprises Limited	British Virgin Islands	100%
All Honest International Limited	British Virgin Islands	100%